Filed pursuant to Rule 253(g)(2)

File No. 024-11601

Nitches, Inc

Supplement No. 1

to the Offering Circular File No. 024-11601 as amended

qualified October 7, 2021

Supplement Dated: May 9, 2022

This Supplement No. 1 to the Regulation A offering circular originally qualified October 7, 2021 (this “Supplement”) supplements the offering circular of Nitches, Inc. (the “Company,” “we,” “us,” or “our”), dated September 8, 2021, as supplemented and amended from time to time (the “Qualified Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein. See the Qualified Offering Statement at https://www.sec.gov/Archives/edgar/data/0000772263/000139390521000399/xsl1-A_X01/primary_doc.xml)

The purpose of this Supplement is to provide updated disclosure regarding the status of our financing operations and related risk factor(s).  Capitalized Terms not defined in this Supplement have the meaning defined in the Qualified Offering Circular.

The Information changed by this Supplement

On May 9, 2022, the board of directors of Nitches, Inc. elected to affect the Qualified Offering Circular of September 8, 2022 by reducing the value of the offered securities from $0.03 per share to $0.024, and thereby decreasing the Maximum Offering Amount from $4,500,000 USD to $3,600,000 in accordance with Rule 253(g)(2) of the “Act” which allows an up to 20% change in a qualified offering statement.

The following information replaces its coordinating information in the Qualified Offering Circular for File no. 24-11601related to the per share offering price and the maximum offering amount.  In particular, the “Use of Proceeds” and “Dilution” sections of Part II of the Qualified Offering Statement beginning on pages 27 and 29 therein are replaced by the their replacement sections below.

NOTE: This information should be used in conjunction with the entire Qualified Offering Statement (including the disclosures incorporated by reference therein and all amendments or supplements thereto) in consideration:

Supplement No. 1 starts

Common Unrestricted Stock of the Company Offered: 150,000,000 Common Shares

Total Value of Offering: $3,600,000

	Offering Price to the Public	Underwriting Discount Commission	Proceeds to Issuer	Proceeds to Others	Stock Class Offered	Offering
Per Share	$0.024	N/A	$0.024	$00	unrestricted	$0.024
Total	$3,600,000	N/A	$3,600,000	$00	unrestricted	$3,600,000

NOTE: The United States Securities and Exchange Commission does not pass upon the merits of or give its approval to any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering circular or other solicitation materials. These securities are offered pursuant to an exemption from registration with the Commission; however, the Commission has not made an independent determination that the securities offered are exempt from registration.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission. These securities may be sold and/or offers to buy accepted because the Commission has qualified this statement. This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state. Under Rule 253(g)(2) and other applicable rules, laws, or regulations, this offering statement may be supplemented (changed by supplement) amended or otherwise adjusted to meet the financial requirements of the Company, all rights reserved.

Use of Proceeds

Assuming the sale by us of the Maximum Offering of $3,600,000 and offering expenses of $12,500, the total net proceeds to us would be $3,587,500 after offering expenses; we currently intend to use the net proceeds as set forth below deployed in phases according to our business plan. We expect from time to time to evaluate the acquisition of businesses, products and technologies for which a portion of the net proceeds may be used, although we currently are not planning or negotiating any such transactions. As of the date of this Offering Circular, we cannot specify with certainty all of the particular uses for the net proceeds to us from the sale of Common Stock. Accordingly, we will retain broad discretion over the use of these proceeds, if any. The following table represents management’s best estimate of the uses of the net proceeds received from the sale of Common Stock assuming the sale of, respectively, 100%, 75%, 50% and 25% of the Common Stock shares offered for sale in this Offering.

Percentage of Offering Sold

	100%	75%	50%	25%
Capital Funding for Manufacturers of our White Labeled Products	$2,200,000.00	$1,650,000.00	$1,100,000.00	$550,000.00
Television, Print and Social Media Advertising and Marketing Services from Influencers to create content for such advertising.[2]	$1,200,000.00	$900,00.00	$600,000.00	$300,000.00
Strategic Partnerships/Acquisitions	$100,000.00	$75,000.00	$50,000.00	$25,000.00
Attorneys Fees	$50,000.00	$37,500.00	$25,000.00	$12,500.00
Miscellaneous Operating Expenses	$50,000.00	$37,500.00	$25,000.00	$12,500.00
TOTAL	$3,600,000.00	$2,700,000.00	$1,800,000.00	$900,000.00

(1)Miscellaneous Operating Expenses includes but may not be limited to paying its office lease, maintaining its OTC markets listing, and covering various other expenses incidental its business and publicly listed security; the Company does not plan to pay back salary or service long term debt with proceeds of the Offering.  It also includes our Offering expenses of $12,500.00.

(2)A portion of these proceeds may be in the form of issuance of qualified Reg A shares to consultants for business development deals with manufacturers

Because the offering is a “best efforts” offering without a minimum offering amount, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering.

The amounts set forth above are estimates, and we cannot be certain that actual costs will not vary from these estimates. Our management has significant flexibility and broad discretion in applying the net proceeds received in this Offering. We cannot assure you that our assumptions, expected costs and expenses and estimates will prove to be accurate or that unforeseen events, problems or delays will not occur that would require us to seek additional debt and/or equity funding, which may not be available on favorable terms, or at all. See “Risk Factors.”

This expected use of the net proceeds from this Offering represents our intentions based upon our current financial condition, results of operations, business plans and conditions. As of the date of this Offering Circular, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company. The allocations of the proceeds of this offering presented above constitute the current estimates of our management and are based on our current plans, assumptions made with respect to the aviation industry, general economic conditions and our future revenue and expenditure estimates.

Investors are cautioned that expenditures may vary substantially from the estimates presented above. Investors must rely on the judgment of our management, who will have broad discretion regarding the application of the proceeds of this offering. The amounts and timing of our actual expenditures will depend upon numerous factors, including market conditions, cash generated by our operations (if any), business developments and the rate of our growth. We may find it necessary or advisable to use portions of the proceeds of this offering for other purposes.

In the event we do not obtain the entire offering amount hereunder, we may attempt to obtain additional funds through private offerings of our securities or by borrowing funds. Currently, we do not have any committed sources of financing.

We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complementary businesses, products or technologies, although we have no present commitments or agreements for any specific acquisitions or investments. Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

Dilution

If you purchase shares in this Offering, your ownership interest in our Common Stock will be diluted immediately, to the extent of the difference between the price to the public charged for each share in this Offering and the net tangible book value per share of our Common Stock after this Offering.  You will experience immediate and substantial dilution because the price you pay will be substantially greater than the net tangible book value per share of the shares you acquire, which is currently -$.027 per share.

On July 31, 2021, there were an aggregate of 105,659,644 shares of Company Common Stock issued and outstanding. Our net book value as of July 31, 2020, was $(154,071) or $(0.027) per then-outstanding share of our Common Stock.

The following table illustrates the per share dilution to new investors discussed above, assuming the sale of, respectively, 100%, 75%, 50% and 25% of the shares offered for sale in this offering:

Funding Level	$3,600,000	$2,700,000	$1,800,000	$900,000
Offering Price	$.024	$.024	$.024	$.024
Historical net tangle book value per Common Stock share before the Offering	$(.027)	$(.027)	$(.027)	$(.027)
Increase in net tangible book value per share attributable to new investors in this Offering	$.0404	$.0386	$.03611	$.0322
Net tangible book value per share, after the offering	.0134	.0116	.00911	.00521
Dilution per share to new investors	(.0106)	(.0124)	(.0149)	(.0188)

- END OF SUPPLEMENT No 1 to File 24-11601 -

Qualified Offering Update

This Supplement is not complete without, and may not be delivered or used except in connection with, the Qualified Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular only with respect to the information described above. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

We may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state. In addition, the securities are offered only to investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission and the Offering Statement has been qualified by the Commission as of October 7, 2021. Information contained in this Qualified Offering Statement has been approved for distribution to and consideration by any authorized accredited Investor. This company’s securities may now be sold and offers to buy may be accepted as this statement filed with the Commission has been qualified.

This Offering Circular reflects an offer to sell or the solicitation of an offer to buy securities, but does not indicate the offer in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.